Exhibit 4.1

Description of Securities

Holders of the shares of common stock, par value $0.0001, in the capital of the Company (the “Common Stock”) are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Therefore, subject to the rights of any outstanding Preferred Stock, holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. Holders of the Company’s Common Stock representing one-third of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. Directors are elected by a plurality of the votes. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as merger or an amendment to the Company’s certificate of Incorporation.

Holders of the Company’s Common Stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock. The Company’s Common Stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company’s Common Stock under our constating documents.

Pursuant to an investor rights agreement between us, Augusta Investments Inc. and Barrick Gold Corporation, provided Augusta Investments Inc. or Barrick Gold Corporation own more than 10% of the Company’s Common Stock on the relevant measurement date (calculated on a partially diluted basis), such investor separately has (i) a right to participate in any offering of the Company’s Common Stock (or securities convertible or exercisable for Common Stock), on the same terms as other participants in the offering, to maintain their then current ownership percentage in the Company and (ii) a top-up right to purchase securities to cure the dilutive effect of the issuance of shares of Common Stock on conversion or exercise of certain convertible or derivative securities of the Company where the monetary value of the dilution is greater than $250,000.

Anti-Takeover Provisions

Our Certificate of Incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make it more difficult to affect the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

These provisions:

●	grant our board of directors the ability to designate the terms of and issue new series of Preferred Stock, which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the Common Stock; and

●	impose limitations on our stockholders’ ability to call special stockholder meetings.

Further, Mr. Richard Warke, our Executive Chairman, controls 22,039,388 shares of common stock with the right to acquire an additional 18,865,727 shares underlying warrants and a further right to acquire 266,667 shares underlying options representing 41.87% of the issued and outstanding voting shares of the Company on a partially diluted basis as of August 18, 2022 and Barrick Gold Corporation controls 9,100,000 shares of common stock with the right to acquire an additional 9,100,000 shares underlying warrants, representing 20.61% of the issued and outstanding voting shares of the Company on a partially diluted basis as of August 18, 2022 and Barrick Gold Corporation has the right to designate a director nominee for nomination by our Board to election as a director by the stockholders for so long a Barrick owns 10% of the Company’s Common Stock (on a partially diluted basis). The large concentration of our voting shares in two stockholders and Barrick’s nomination right makes it more difficult to effect the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company’s Certificate of Incorporation and By-Laws provide that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

●	any breach of the director’s duty of loyalty to the corporation or its stockholders;

●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

●	any transaction from which the director derived an improper personal benefit.

The Company’s Certificate of Incorporation and By-Laws provide that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, provided that the By-Laws state that no such indemnity shall be made in respect of any matter as to which a director or officer shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine, upon application, that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our Company existing at the time of such repeal or modification.